SECOND AMENDED AND RESTATED OPERATING AGREEMENT
of
3 KEYS COMMUNITIES, LLC
a Wyoming limited liability company

This Second Amended and Restated Operating Agreement of 3 Keys Communities, LLC is intended to replace, in its entirety, any previous Company Operating Agreements. This Second Amended and Restated Operating Agreement is made and entered into effective as of September 29, 2023, by and among the Manager(s) and the several persons whose names and addresses are set forth in ***Exhibit "1"*** attached hereto, and whose signatures appear on the counterpart signature pages attached hereto, and any other Person who shall hereafter execute this Agreement as a Member of 3 Keys Communities, LLC, pursuant to and in accordance with the Wyoming Limited Liability Company Act, as amended from time to time.

W I T N E S S E T H

WHEREAS the parties hereto, wishing to form and become members of a limited liability company called 3 Keys Communities, LLC under and pursuant to the laws of the State of Wyoming, have caused the initial Articles of Organization of the Company to be executed and filed with the Wyoming Secretary of State; and

WHEREAS the parties agree that their respective rights, powers, duties, and obligations as members of the Company, and the management, operations, and activities of the Company, shall be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 Certain Definitions. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1:

1.1.1 "Act" means the Wyoming Limited Liability Company Act, as from time to time in effect in the State of Wyoming, or any corresponding provision(s) of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

1.1.2 "Acquisition Fee" means a one-time acquisition fee of Three-point-five percent (3.5%) of the purchase price of the Property, which shall be paid to Manager at closing of the purchase of the Property.

1.1.3 "Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "Limited Liability Company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or Limited Liability Company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.1.4 "Agreement" or "Operating Agreement" means this Second Amended and Restated Operating Agreement, as originally executed, and as amended, modified, or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

1.1.5 "ARR" means the Annualized Return Rate which shall be calculated by dividing all profit distributions from Net Cash Flow and Net Capital Proceeds by the years of the investment from the close of the Offering to the time the Investor Class Member ceases to become a Member of the Company.

1.1.6 "Articles of Organization" means the Articles of Organization of the Company, as originally filed with the Wyoming Secretary of State, and as amended, modified, or supplemented from time to time.

1.1.7 "Asset Management Fee" means an asset management fee of Three percent (3%) of gross revenues paid to Manager on a monthly basis.

1.1.8 "Assignee" means any transferee of a Member's Interest who has not been admitted as a Member of the Company in accordance with Section 9.4.

1.1.9 "Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition in bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him, her or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him, her or it in any proceeding of a nature described in this subsection 1.1.7; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his, her, or its properties; or (vii) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without the Member's consent or acquiescence of a trustee, receiver

or liquidator of the Member or of all or any substantial part of his, her or its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated.

1.1.10 "Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b) for each Member pursuant to Section 5.2 hereof.

1.1.11 "Capital Contributions" means the contributions made by the Members to the Company pursuant to Sections 6.1 or 6.4 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

1.1.12 "Capital Transaction Event" means the sale or refinance of the Property, or sale of substantially all of the assets of the Company or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

1.1.13 "Capital Transaction Fee" means a fee paid to Manager at the sale or re-finance of the Property. At a refinance of the Property, the Manager shall receive a fee of Two percent (2%) of the new loan amount. At a sale of the Property, the Manager shall receive a fee of Two percent (2%) of the sales price.

1.1.14 "Class A Interest" means an Interest which is held by a Class A Member.

1.1.15 "Class A-1 Interest" means an Interest which is held by a Class A-1 Member.

1.1.16 "Class A-2 Interest" means an Interest which is held by a Class A-2 Member.

1.1.17 "Class A-3 Interest" means an Interest which is held by a Class A-3 Member.

1.1.18 "Class A Member(s)" means the holder(s) of Class A Interests, collectively Class A-1 Members, Class A-2 Members, and Class A-3 Members.

1.1.19 "Class A-1 Member(s)" means the holder(s) of Class A-1 Interests.

1.1.20 "Class A-2 Member(s)" means the holder(s) of Class A-2 Interests.

1.1.21 "Class A-3 Member(s)" means the holder(s) of Class A-3 Interests.

1.1.22 "Class B Interest" means an Interest which is held by a Class B Member.

1.1.23 "Class B-1 Interest" means an Interest which is held by a Class B-1 Member.

1.1.24 "Class B-2 Interest" means an Interest which is held by a Class B-2 Member.

1.1.25 "Class B-3 Interest" means an Interest which is held by a Class B-3 Member.

1.1.26 "Class B Member(s)" means the holder(s) of Class B Interests, collectively Class B-1 Members, Class B-2 Members, and Class B-3 Members.

1.1.27 "Class B-1 Member(s)" means the holder(s) of Class B-1 Interests.

1.1.28 "Class B-2 Member(s)" means the holder(s) of Class B-2 Interests.

1.1.29 "Class B-3 Member(s)" means the holder(s) of Class B-3 Interests.

1.1.30 "Class C Interest" means an Interest that is held by a Class C Member.

1.1.31 "Class C Member" means the holder(s) of Class C Interests.

1.1.32 "Class D Interest" means an Interest which is held by a Class D Member.

1.1.33 "Class D-1 Interest" means an Interest which is held by a Class D-1 Member.

1.1.34 "Class D-2 Interest" means an Interest which is held by a Class D-2 Member.

1.1.35 "Class D Member(s)" means the holder(s) of Class D Interests, collectively Class D-1 Members and Class D-2 Members.

1.1.36 "Class D-1 Member(s)" means the holder(s) of Class D-1 Interests.

1.1.37 "Class D-2 Member(s)" means the holder(s) of Class D-2 Interests.

1.1.38 "Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

1.1.39 "Company" means 3 Keys Communities, LLC, a Wyoming limited liability company.

1.1.40 "Co-Tenant(s)" means those joint-owner(s) of the Property along with the Company. The following are the joint-owner(s): Sacha Days, LLC.

1.1.41 "Investor Class Interest" means an Interest which is held by an Investor Class Member.

1.1.42 "Investor Class Members" means collectively, the Class A, Class B, and Class D Members.

1.1.43 "Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

1.1.44 "Interest" or "Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction, or credit of the Company, as set forth in ***Exhibit "1"*** and ***Exhibit "2"*** attached hereto and incorporated herein by reference, subject to the Preferred Allocation schedule contained in ***Exhibit "4."***

1.1.45 "IRR" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function and/or software.

1.1.46 "Landlord Engagement and Property Service Program" or "LEAPS" means the organization that is affiliated with Clark County in Nevada through the Rapid Housing Initiative for the purpose of providing transitional housing to homeless individuals, justice involved individuals, formerly incarcerated people, disadvantaged women, foster children and people in recovery. LEAPS is paid by these agencies based on available funding and how many people it can house and will then enter into a lease agreement with Company and will be tenant(s) of each of the properties acquired by Company.

1.1.47 "Manager" means the Persons who is elected as Manager of the Company pursuant to Section 4.6 of this Agreement. The initial Manager(s) shall be 3 Keys Communities Manager, LLC.

1.1.48 "Member" means any Person who (i) is one of the original Members of the Company which are parties to this Agreement and listed as such in ***Exhibit "1"***, or (ii) has been admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

1.1.49 "Net Capital Proceeds" means the excess of sale or refinance revenue, over sales or refinance costs and fees, including but not limited to repayment of debt, sales commissions, sales fees, establishment of necessary Reserves, the Capital Transaction Fee, cash expenditures incurred incident to the sales process,

refinance/origination fees, broker fees, and any other cash expenditures incurred in the refinance of the Property. Any reserves returned to the Company by any lending institution, or any other source may be considered a Capital Transaction Event and part of Net Capital Proceeds in the Manager's sole discretion.

1.1.50 "Net Cash Flow" means the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of the Property other than revenue attributable to a Capital Transaction Event, over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) the Asset Management Fee, and (ii) any amounts added to Reserves during such fiscal period and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period.

1.1.51 "Offering" means the exempt securities offering that the Company is offering to Investor Class Members to purchase the Property.

1.1.52 "Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

1.1.53 "Preferred Allocation" means the preferred allocation provided to the Members as outlined in ***Exhibit "4."***

1.1.54 "Preferred Return" means:

- a non-compounded per annum return of Twelve percent (12%) (the "Class A-1/B-1 Preferred Return") based on Class A Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. Class A-1 and Class B-1 Members shall initially receive Eight percent (8%) of the Class A-1/B-1 Preferred Return, paid from Net Cash Flow on a monthly basis. Upon a refinance, Class A-1 and Class B-1 Members shall receive the remaining Four percent (4%) of the Class A-1/B-1 Preferred Return, paid from Net Capital Proceeds at a refinance. For purposes of clarity, Class A-1 and Class B-1 Members shall have a preferential right to receive the Class A-1/B-1 Preferred Return prior to any distributions to the Class A-2, Class A-3, Class B-2, Class B-3, and Class C Members. Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions at a refinance of the Property, they shall cease to be Members of the Company.

- a non-compounded per annum return of Twelve percent (12%) (the "Class A-2/B-2 Preferred Return") based on Class A-2 and Class B-2 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event,

if any. If the Class A-2 and Class B-2 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class A-2/B-2 Preferred Return shall cease.

- a non-compounded per annum return of Eight percent (8%) (the "Class A-3/B-3 Preferred Return") based on Class A-3 and Class B-3 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class A-3 and Class B-3 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class A-3/B-3 Preferred Return shall cease.

- a non-compounded per annum return of Five percent (5%) (the "Class D-2 Preferred Return") based on Class D-2 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class D-2 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class D-2 Preferred Return shall cease.

The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Preferred Return deficiencies will roll over to the following year. The Preferred Return allocation is on Net Cash Flow only and does not extend to Net Capital Proceeds although Preferred Return deficiencies that accrue, may be distributed from Net Capital Proceeds.

1.1.55 "Property" or "Properties" means the multi-family properties located at 210 W Baltimore Avenue, Las Vegas, NV 89102, 2116 Fairfield Avenue, Las Vegas, NV 89102, 224, 226-227, 230-232, 234, 240 W St. Louis Avenue, Las Vegas, NV 89102, 1163 Blankenship Avenue, Las Vegas, NV 89106, 230, 234, 238, 248 W Chicago Avenue, Las Vegas, NV 89102, 216 Philadelphia Avenue, Las Vegas, NV 89102, 1001 G Street, Las Vegas, NV 89106, 1101 G Street, Las Vegas, NV 89106, 828 F Street, Las Vegas, NV 89106, 1201 D Street, Las Vegas, NV 89106, 704 W Adams, Las Vegas, NV 89106, 1312 C Street, Las Vegas, NV 89106, 602 W McWilliams Avenue, Las Vegas, NV 89106, 2215 E Nelson Avenue, Las Vegas, NV 89030, which the Company intends to acquire via single-purpose entities, which the Company will retain 100% ownership of. The list of legal descriptions of the Properties are attached hereto as ***Exhibit "5."***

1.1.56 "Reserves" means the reasonable reserves established and maintained from time to time by the Manager, in amounts reasonably considered adequate and sufficient from time to time by the Manager to pay Prospective Investor distributions, taxes, fees, insurances or other costs and expenses incident to the Company's business.

1.1.57 "Single-Purpose Entity" means the Company will:

(a) not engage in any business or activity, other than the ownership, operation and maintenance of the Property and activities incidental thereto;

(b) not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Property as may be necessary for the operation of the Property and will conduct and operate its business as presently conducted and operated;

(c) preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and will do all things necessary to observe organizational formalities;

(d) not merge or consolidate with any other natural person or form of entity;

(e) not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; issue additional partnership, membership or other equity interests, as applicable, or seek to accomplish any of the foregoing;

(f) not file a bankruptcy, insolvency, or reorganization petition or otherwise institute insolvency proceedings or seek relief under laws relating to the relief from debts or protection of debtors generally;

(g) not seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official for the Property or make any assignment for the benefit of the Company's creditors;

(h) remain solvent, maintain adequate capital to continue its contemplated operations, and refrain from taking any actions that might cause the Company to become insolvent;

(i) not fail to correct any known misunderstanding about the separate identity of the Company;

(j) maintain its accounts, books, records, agreements, and resolutions as official records separate from those of any other Person and file its own tax returns;

(k) hold its assets and conduct its business in its own name without commingling its funds or assets with those of any other Person;

(l) pay its own liabilities, including the salaries of its own employees, out of its own funds and assets,

(m) maintain an arm's-length relationship with its affiliates;

(n) not have any indebtedness other than the Permitted Indebtedness, as defined in the Loan Agreement;

(o) not assume, guarantee, or become obligated for the debts of any other Person or hold out its credit as being available to satisfy the obligations of any other Person;

(p) not acquire obligations or securities of its members;

(q) not pledge its assets for the benefit of any other Person;

(r) not make any loans to any Person;

(s) hold itself out and identify itself as a separate and distinct entity under its own name and not identify itself as a division or part of any other Person;

(t) not identify its members or any Affiliate as a division or part of it;

(u) not enter into or be a party to any transaction with its members or Affiliates except in the ordinary course of business and on terms which are intrinsically fair and are no less favorable to it than would be obtained in a comparable arm's- length transaction with an unrelated third party;

(v) not maintain its assets in a way difficult to segregate and identify; and

(w) consider the interests of its creditors in connection with all Company actions."

1.1.58 "Tax Matters Member" has the meaning set forth in subsection 7.4.4 hereof.

1.1.59 "Tenants in Common" or "TIC" refers to the joint ownership of the Property between the Company and the Co-Tenants. The Company shall own 97.92% of the Property pursuant to the Tenants in Common Agreement executed by and among the Co-Tenants Each Tenant in Common is entitled to their proportional share of income, losses, deductions, and credits generated by the Property. Each Tenant in Common is subject to the obligations and restrictions set forth in the Tenants in Common Agreement.

1.1.60 "Tenants in Common Agreement" refers to the mutually binding agreement executed between the Company and the Co-Tenants which outlines the obligations, and restrictions, of each Tenant in Common.

1.1.61 "Unrecovered Capital Contribution" shall mean an Investor Class Member's initial Capital Contributions minus any return of capital from Net Capital Proceeds. Manager has elected to treat quarterly distributions from Net Cash Flow as a return on investment and returns from Net Capital Proceeds as a return of capital.

1.1.62 "Vote" means one vote for every Percentage Interest and includes written consent.

Section 1.2 Forms of Pronouns; Number; Construction. Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural, and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles,

Sections, and subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE 2
ORGANIZATION

Section 2.1 **Formation**. The Members have formed the Company as a limited liability company under and pursuant to the provisions of the Act. The Members hereby agree that the Company shall be governed by the terms and conditions of this Agreement.

Section 2.2 **Name and Office**. The name of the Company shall be 3 Keys Communities, LLC. All business of the Company shall be conducted under such name and title, and all property, real, personal, or mixed, owned by or leased by the Company shall be held in such name or in the name of a wholly owned subsidiary, which may be created at the request of the lender or for asset protection purposes to protect investor funds. The principal mailing address of the Company shall be 7385 S Pecos Rd, Las Vegas, Nevada 89120. The Company may have offices and places of business as the Manager may from time to time designate.

Section 2.3 **Registered Agent**. The Company may have such offices and places of business as the Manager may from time to time designate. The name and address of the Company's registered agent shall be as set forth in the Company's Articles of Organization until such time as the registered office is changed by the Manager in accordance with the Act.

Section 2.4 **Purpose of the Company**. The Company is organized for the following objects and purposes:

> *"raise monies to enable the Company to purchase the Property, and subsequently seek to increase the value and operate the Property for a profit."*

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of the Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the State of Wyoming and any other State the Manager deems in the best interest of the Company.

Notwithstanding the foregoing or any other provision hereof to the contrary, until all indebtedness in connection with the Company's loan secured by a security interest on the Property, is paid-in-full, the Company will remain a Single Purpose Entity.

Section 2.5 **Filings**. The Manager has caused, or shall promptly cause, the execution and delivery of such documents and performance of such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification, and operation of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

Section 2.6 **Effective Date; Term**. This Agreement shall be effective as of the date set forth in the preamble of this Agreement. The term of the Company commenced, and the Company

commenced its business, on the date its Articles of Organization was filed with the Wyoming Secretary of State and shall continue in perpetuity, unless sooner terminated pursuant to the provisions hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization.

ARTICLE 3
MEMBERS; LIMITED LIABILITY OF MEMBERS

Section 3.1 **Members**. Each of the parties to this Agreement (other than the initial Manager), and each Person admitted as a Member of the Company pursuant to the Act and Section 9.4 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Articles of Organization, or this Agreement. Upon the admission of any new Member, ***Exhibit "1"*** shall be amended accordingly.

Section 3.2 **Limited Liability**. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 3.3 **Certificates Evidencing Interests**. The Company may issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Interest of such Member, which signature may be a facsimile. If a certificate for registered interests is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 3.4 **Classes of Members**.

The Company shall have the following classes of Members: Class A Members, Class B Members, Class C Members, and Class D Members. Each such class of members shall have the rights, powers, duties, obligations, preferences, and privileges set forth in this Agreement. The names of the Members shall be set forth in ***Exhibit "1"***, as amended from time to time. Any person may simultaneously hold more than one class of membership.

Section 3.5 **Voting Rights**.

3.5.1 Except as may otherwise be provided in this Agreement or the Act or the Articles of Organization, each of the Investor Class Members hereby waives his, her, or its right to vote on any matters, other than those set in Section 3.5.2 and Section 3.5.3 below. All other decisions will rest with the Manager, as outlined in Section 4.1 below.

3.5.2 Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a majority of the Percentage Interests of each class voting as a class represented and voting at a duly held meeting at which a quorum of each class is present (which Members voting affirmatively shall constitute at least a majority of the required quorum) shall be required to:

(a) approve any loan to any Manager or any guarantee of a Manager's obligations;

(b) amend this Agreement in such a way that would result in a negative change to the Preferred Allocation as outlined in the private placement memorandum found in Company's Offering documents or adversely affect the rights, or the interest in the capital, distributions, profits, or losses of any Investor Class Member as outlined in the Company's Offering documents, reviewed and executed contemporaneously with this Agreement.

3.5.3. Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a three-quarters majority of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is present shall be required to remove the Manager for cause pursuant to Section 4.6.2. below;

3.5.4 Unless a record date for voting purposes has been fixed as provided in Section 3.11 of this Agreement, only Persons whose names are listed as Members on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 3.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Member at any meeting at which such election or removal is to be considered and before the voting begins.

3.5.5 Without limiting the preceding provisions of this Section 3.5, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 9.4, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 6.1.

Section 3.6 **Place of Meetings**. All meetings of the Members shall be held at any place within or without the State of Wyoming that may be designated by the Manager. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 3.7 **Meetings of Members**. Annual meeting of Members shall not be required. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than seventy percent (70%) of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the

meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

3.7.1 The place, date, and hour of the meeting; and

3.7.2 Those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

Section 3.8 Quorum. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

Section 3.9 Waiver of Notice. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in subsections 3.5.2 – 3.5.3 of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 3.10 Action by Members Without a Meeting. The Manager may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Members having not less than the minimum number of votes that would be necessary to elect or remove such Manager in accordance with Section 4.6; in addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class C Member having not less than the minimum number of votes that would be necessary to elect such Manager in accordance with Section 4.6. Notice of such election shall be promptly given to non-consenting Members.

Any other action which, under any provision of the Act or the Articles of Organization or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be

necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval of any of the matters set forth in subsection 3.5.2 without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least five (5) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, or the Member's proxy-holders, or a personal representative of the Member or their respective proxy-holders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 3.11 **Record Date**. The Manager or, if there are no Manager then in office, the Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by statute or in the Articles of Organization or this Agreement.

If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given

Section 3.12 **Members May Participate in Other Activities**. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or affiliate entity.

Section 3.13 **Members Are Not Agents**. Pursuant to Section 4.1 of this Agreement, the management of the Company is vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Articles of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 3.14 **Transactions of Members with the Company**. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE 4
MANAGEMENT OF THE COMPANY

Section 4.1 **Management and Operations.** Subject to the provisions of the Act and any limitations in the Articles of Organization and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exercised by or under the direction of the Manager which shall run the day-to day operations and conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Articles of Organization or with this Agreement, and to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

4.1.1 Certain key decisions shall require the Vote of the majority of Class C Members. These key decisions are:

(a) following the initial mortgage on the Property to borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefor, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor;

(b) to sell the Property, arrange subsequent financing and enter into contracts relating to the sale or refinance of the Property;

(c) to fire and replace the Property Manager; and

(d) to amend this Agreement and/or the Articles of Organization, including, but not limited to, making specific changes to this Agreement and Articles of Organization requested by the lender;

4.1.2 If more than one manager holds office, then the majority vote of the Managers will be required to bind the Company pursuant to the powers enumerated in Section 4.1.1.

Section 4.2 **Duties and Conflicts**.

(a) The Manager shall devote such time to the Company's business as it, in its sole discretion, may deem to be necessary or desirable in connection with the Manager's responsibilities and duties hereunder.

(b) The Manager shall not be liable to the Company or any Member for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company; for losses due to such action or inaction; or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged or retained with reasonable care. The Manager may consult with counsel and accountants on matters relating to the Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 4.2 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (a) as a result of recklessness or intentional wrongdoing, or (b) to the extent that such liability may not be waived, modified or limited under applicable law.

(c) Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

Section 4.3 **Agency Authority of Manager**. If more than one Manager holds office, then any of them shall be authorized to sign checks, contracts and obligations on behalf of the Company. Any Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts.

Section 4.4 **Limited Liability**. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

Section 4.5 **Number and Qualifications of Managers**. The authorized number of managers that shall constitute the managers shall be not less than one (1) nor more than three (3). Subject to the provisions of the Act, any limitations set forth in this Agreement (including the terms of Section 2.4 hereof) and any limitations in the Articles of Organization, the authorized number of managers may be changed from time to time by the Manager. The exact number of managers shall be fixed from time to time, within the limits specified in this Section 4.5, by the managers then in office. The number of managers comprising the managers shall initially be one (1). A Manager may, but need not, be Members of the Company.

Section 4.6 **Election and Removal of Manager**.

4.6.1 The Manager shall be elected by the vote of Members holding not less than a majority of the Class C Interests pursuant to Section 3.10 of this Agreement. Except as otherwise provided by the Act or the Articles of Organization, each Manager,

including a Manager elected to fill a vacancy, shall hold office until such Manager's death, Bankruptcy, mental incompetence, resignation or removal.

4.6.2 Any Manager may be removed for Cause upon the vote of not less than a three-quarters majority of the Percentage Interests of the Company as a whole. In the event of removal for Cause, the removal shall be effective sixty (60) days following the vote. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(a) A Manager is declared insolvent or bankrupt, or makes an assignment for the benefit of creditors, or a receiver is appointed, or any proceeding is demanded by, for or against the other under any provision of the Federal Bankruptcy Act or any amendment thereof which is not removed within sixty (60) days after notice from the Company;

(b) The willful and continued failure of a Manager to substantially perform that party's customary duties (other than due to such party's death or incapacity due to physical or mental illness), the reckless disregard of the performance of such party's duties, or the willful engaging by the breaching party in gross misconduct, which is materially injurious to the other party, monetarily or otherwise;

(c) If an individual, the inability of a Manager to perform his duties hereunder by reason of illness, or physical or mental incapacity of any kind, for a period of more than sixty (60) days. If disputed by the Manager, the Manager shall submit to a medical examination by a qualified medical doctor selected by the Company to determine the Manager's ability to perform his duties; or

(d) Any actions by a Manager causing or resulting in either of the following:

(1) Conviction, whether as a result of a guilty plea, a plea of nolo contendere or a verdict of guilty, of a felony, or of any criminal offense involving moral turpitude such as rape, statutory rape, fraud, embezzlement, gross sexual imposition, theft or offenses of similar import; or

(2) Misrepresentation or false, misleading, inaccurate statements of material facts in connection with the rendering of services as a Manager.

Section 4.7 Vacancies; Resignations.

4.7.1 A vacancy shall be deemed to exist in case of the death, Bankruptcy, mental incompetence, resignation or removal of any Manager, if the authorized number of managers be increased, or if the Members fail, at any meeting of the Members at which any manager or managers are to be elected, to elect the full authorized number of managers to be voted for at that meeting.

4.7.2 All Manager vacancies shall be filled by majority Class C Member Vote.

4.7.3 Any Manager may resign effective upon giving thirty (30) days' written notice to the Members of the Company unless the notice specifies a later time for the effectiveness of such resignation. A majority of the other managers then in office, or failing such action the Members, shall have power to elect a successor to take office when the resignation is to become effective.

Section 4.8 **Initial Manager.** The name of the initial Manager(s) to hold office from and after the date of this Agreement, is 3 Keys Communities Manager, LLC.

Section 4.9 **Managers May Engage in Other Activities**. The Manager shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. The Manager shall not be obligated to offer to the Company or to Members any opportunity to participate in any such other business venture, nor shall the Manager be obligated to obtain permission of the Members in order to engage in other activities. Neither the Company nor the Members shall have any right to any income or profit derived from any such other business venture of Manager.

Section 4.10 **Transactions of Managers with the Company**. Subject to any limitations set forth in this Agreement, Manager may lend money to and transact other business with the Company. Subject to other applicable law, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 4.11 **Compensation of Manager**. The Manager shall be reimbursed for any direct funds or expenses advanced by it prior to or after formation of the Company to the extent that such expenses are incurred or paid directly on behalf of the Company.

The Manager and its Affiliates shall be entitled to collect the following fees:

(a) The Acquisition Fee.

(b) The Asset Management Fee.

(c) The Capital Transaction Fee.

In its sole and absolute discretion, in the event Manager determines it is in the best interest of the Company to replace a current third-party vendor with the Manager or its Affiliates, then Manager or its Affiliates may assume the third-party compensation at the same or lower rates.

ARTICLE 5
INTERESTS

Section 5.1 **Interests**. The Interest of each Member in the Company shall be as set forth in ***Exhibit "1"***, subject to the Preferred Allocation schedule contained in ***Exhibit "4."***

Section 5.2 **Capital Accounts**. A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to Sections 6.1 and 6.4 and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member pursuant to Article 7 hereof and all distributions to each Member pursuant to Article 8 hereof. A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Code and the regulations thereunder (including without limitation Section 1.704-1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a) increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Section 752 of the Code the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(b) decreased by (i) the amount of Net Capital Proceeds distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Section 752 of the Code such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

(c) Where Section 704(c) of the Code applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

(d) When Company property is distributed in kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market

value of such property (taking into account Section 7701(g) of the Code) on the date of distribution.

(e) The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder.

Section 5.3 **Return of Capital**. No Member shall be liable for the return of the capital contributions (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account, to receive interest on such Member's Capital Contributions or Capital Account or to receive any distributions from the Company, except as expressly provided for in this Agreement or under the Act as then in effect.

Section 5.4 **Liability**. Except as otherwise provided by the Act or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly required by law, a Member, in such Member's capacity as such, shall have no liability in excess of (i) such Member's Capital Account and share of any undistributed profits of the Company, (ii) such Member's obligations to make other payments pursuant to the obligation to make capital contributions to the Company hereunder which shall be an obligation strictly among and enforceable by the Members, and no third party shall be a third-party beneficiary thereof, and (iii) the amount of any distributions wrongfully distributed to such Member.

ARTICLE 6
CAPITAL CONTRIBUTIONS, WITHDRAWALS AND LOANS

Section 6.1 **Initial Capital Contributions**. Each Member shall make the initial capital contributions to the Company (each, an "***Initial Capital Contribution***"), in accordance with the amounts set forth in ***Exhibit "1"***, as amended from time to time. Upon the making of such contributions, such amounts shall be credited to the Members' respective Capital Accounts. Each Member understands and assumes the risk of investing in the Company and shall be without recourse, including against the Company's assets, should he lose his investment. The Manager shall have discretion as to the date at which the subscriptions for Investor Class Interests shall be closed.

Section 6.2 **Non-Member Loans to the Company**. The Company may obtain such further funds as it requires for its operations from sources and on terms, which are acceptable to the Manager, subject to the restrictions herein contained. Neither the Company nor any Member shall have any personal liability as a result of any such borrowing unless any of the Members shall agree in writing to be personally liable. Notwithstanding the foregoing, the Company shall not acquire funds pursuant to this Section 6.2 as long as any obligations under the Loan (as defined in that certain Loan Agreement by and between the Company and the lender) remain outstanding.

<u>Section 6.3</u> **<u>Member Loans to the Company</u>**. In the event that the Company shall require funds in order to carry out the purposes of the Company and such funds shall not be available from either prior capital contributions of the Members or the proceeds of a third-party loan to the Company, then with consent of the Manager and subject to the restrictions hereof, any Member may, but shall not be required to, loan to the Company such required funds. In the event such a loan is made, the same shall not be considered an increase in the Member's Capital Account or an increase in such Member's share of the profits. Each such loan shall be without recourse and shall be upon such terms as shall be agreed to by the lending Member and shall be evidenced by a promissory note duly executed by the Manager on behalf of the Company and delivered to the lending Member.

<u>Section 6.4</u> **<u>Additional Capital Contributions</u>**.

6.4.1 If the Manager at any time or from time to time determines that the Company requires additional Capital Contributions, then the Manager shall give notice to each Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the additional Capital Contribution is required, (iii) each Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section), and (iv) the date each Member's additional Capital Contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. A Member's share of the total additional Capital Contribution shall be equal to the product obtained by multiplying the Member's Percentage Interest and the total additional Capital Contribution required. Each Member's share of the additional Capital Contribution shall be payable in cash or by certified check, or wire transfer.

6.4.2 Notwithstanding anything herein to the contrary, no Member shall be required to make any Additional Capital Contribution to the Company.

6.4.3 If a Member fails to pay when due all or any portion of any additional Capital Contribution required under <u>Section 6.4.1</u> (each, a "Non-Contributing Member"), then each Member other than any Non-Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial pro rata share of the additional Capital Contribution) its pro rata portion of those amounts that the Non-Contributing Member fails to contribute (the "Remaining Contribution"), and the Manager shall have the right to re-allocate the Percentage Interests based on the then Capital Contributions made by the Contributing Members and Non-Contributing Members.

6.4.4 Each Member shall receive a credit to his/her/its Capital Account in the amount of any additional Capital Contribution which he/she/it makes to the Company and shall receive such other rights as have been approved by the Manager in connection with such additional Capital Contribution in accordance with the terms of this Agreement.

6.4.5 Immediately following any additional Capital Contribution, the Percentage Interests of the Members may be adjusted if the Manager determines that the Percentage Interests of the Members are to be altered as a result of the additional Capital Contribution, and ***Exhibit "1"*** shall be revised to reflect any such additional Capital

Contribution and any such adjustment of the Percentage Interests of the Members. Any revision of ***Exhibit "1"*** in accordance with the preceding sentence shall require only the consent of the Manager (and not any consent of the Members).

6.4.6 In the event any Remaining Contribution is not fully satisfied by additional Capital Contributions of the Contributing Members, the Manager may, but shall not be required to, contribute to the Company the amount required to satisfy the Remaining Contribution as a loan (a "Contribution Loan") to the Non-Contributing Member. The Manager shall have the option of obtaining a third-party loan or using its own funds to fund the proceeds for any such Contribution Loan. Such Contribution Loan shall not be treated as a Capital Contribution by the Manager or entitle the Manager to a Percentage Interest. The Contribution Loan (or Contribution Loans if more than one), shall each be deemed a loan owing by the Non-Contributing Member to the Manager, as applicable. The Contribution Loan shall be repayable only out of the Net Cash Flow and/or Net Capital Proceeds otherwise distributable to the Non-Contributing Member which shall be paid directly to the Manager, as the case may be and, if more than one, then in proportion to the amounts of their Contribution Loans, until such Manager's Contribution Loan or Contribution Loans, as the case may be, and accrued and unpaid interest thereon have been paid in full. The Contribution Loan shall bear interest at lower of 15% per annum or the maximum rate permitted by law.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS

Section 7.1 **Allocations**. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service or the courts, and as modified by the capital accounting rules of Section 704(b) of the Code and the Income Tax Regulations thereunder, as applicable, shall be determined as follows:

7.1.1 Allocations. Except as otherwise provided in this Section 7.1:

(a) items of income, loss, deduction or credit (or items thereof) shall be first allocated among the Members in accordance with the Preferred Allocation outlined in ***Exhibit "4"***. Except that items of loss or deduction allocated to any Member pursuant to this Section 7.1 with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his, hers, or its Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority:

(1) first, to those Members who would not be subject to such limitation, in proportion to their Percentage Interests; and

(2) second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations.

(b) items of income and gain (or items thereof) shall be first allocated to the Members in the same manner that losses were allocated pursuant to Section 7.1.1 (a) in order to reverse any loss allocations.

(c) Notwithstanding the provisions in Section 7.1.1(a) and (b), or elsewhere in this Agreement, if any allocations of losses will cause a deficit capital balance in a Class C Member's Capital Account, then the Manager at it sole discretion may cause the Class C Members to explicitly assume a deficit restoral obligation so as to allow a deficit capital account creation in such Class C Member's Capital Account. Such assumption of a deficit restoral obligation is intended to satisfy the requirements of the Internal Revenue Code and its applicable Treasury Regulations so that allocations of losses that cause deficit capital balances to Class B Members will be respected.

Subject to the provisions of subsections 7.1.2 – 7.1.11, inclusive, of this Agreement, the items specified in this Section 7.1 shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances and thereafter to bring the relationship among the Members' positive Capital Account balances in accord with their pro rata interests.

7.1.2 Allocations With Respect to Property. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

7.1.3 Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Section 7.1, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

7.1.4 Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his Capital Account created by such adjustments, allocations or distributions as promptly as possible; *provided* that an allocation pursuant to this Section 7.1.4 shall be made only if and to the extent that a Member would have such a deficit balance after all other allocations provided for in this Article have been tentatively made as if this Section 7.1.4 were not in the Agreement.

7.1.5 Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of partnership income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 7.1.5 shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article have been tentatively made as if Section 7.1.4 and this Section 7.1.5 were not in this Agreement.

7.1.6 Depreciation Recapture. Subject to the provisions of Section 704(c) of the Code and subsections 7.1.2 – 7.1.4, inclusive of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

7.1.7 Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Section 704(c) of the Code and subsections 7.1.2 – 7.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

7.1.8 Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under subsection 7.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Section 47 of the Code shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

7.1.9 Change of Pro Rata Interests. Except as provided in subsections 7.1.6 and 7.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members in the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in section 7.1.1 during each such portion of the taxable year in question.

7.1.10 Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to subsections 7.1.3 or 7.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 7.1 so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 7.1 if such special allocations of income or gain under subsection 7.1.3 or 7.1.4 hereof had not occurred.

7.1.11 Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

7.1.12 State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section 7.1.

Section 7.2 Accounting Matters. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Manager is most appropriate; provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

Section 7.3 Fiscal Year. The Company's fiscal year shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 7.4 Tax Status and Returns.

7.4.1 The Company shall file as a partnership for Federal income tax purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

7.4.2 The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. Within ninety (90) days after the end of each calendar year, the Manager shall prepare or cause to be prepared and delivered to each Member a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare such Member's federal, state and local income tax returns in accordance with applicable law then prevailing.

7.4.3 Quarterly financial statements (including a "Balance Sheet" and "Income Statement") shall be provided to all Members within 30 days from the end of the reporting quarter. Distribution of quarterly reports by the Manager will begin at the end of the month after 90 days following the close of an acquisition of the property to which the reports pertain. The Manager is not required to have the financial statements audited, reviewed or compiled. The financial statements are not required to use GAAP accounting.

7.4.4 Unless otherwise provided by the Code or the Income Tax Regulations thereunder, Robert Rowsell shall be the "Partnership Representative," as such term is used in Code Section 6223 (the "Partnership Representative"). Robert Rowsell shall make all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections (including the election under Section 754 of the Code), the positions to be taken on the Company's tax returns and the settlement, further contest or litigation of any audit matters raised by the Internal Revenue Service or any other taxing authority.

7.4.5 The Tax Matters Member shall be the "Partnership Representative" for U.S. federal income tax purposes.

(a) The Partnership Representative shall have all of the authority, duties and responsibilities as set forth in Code §§ 6221 – 6241 and the regulations thereunder (the "Partnership Audit Rules") including but not limited to elections related to an audit; matters arising from the audit; the audit proceedings, including receiving notices of the commencement of an audit and requests for information; providing information to the IRS with regards to the audit; meeting with IRS personnel to discuss and settle the audit; extending the statute of limitations for the Members and the Company; binding the Company and the Members to a settlement with respect to the audit matters; electing not to contest the notice of final Company adjustments in court or to

contest all or any portion of the matter in court and to choose the court forum; filing an election out; making decisions regarding the payment of the imputed underpayment; making a push-out election; entering into a closing agreement with the IRS; requesting multiple imputed underpayments; filing an Administrative Adjustment Request (AAR); and deciding whether to settle with IRS appeals or to settle litigation and whether to appeal an adverse court decision.

(b) The Partnership Representative must accept such appointment in writing if desired by the Manager and provide a written confirmation to the partnership that it satisfies the substantial presence requirement of Code § 6223(a) and the regulations thereunder. A Partnership Representative shall serve until his, her, or its death, resignation, incapacity, bankruptcy, revocation/removal, or a determination by the Internal Revenue Service that the designation is not effective.

(c) The Partnership Representative may with the consent of the Manager, timely file such election forms, statements and other information required by the Partnership Audit Rule to make the push-out election, as provided in Code Section 6226.

(d) Resignation. A Partnership Representative may resign at any time by giving written notice to the Manager. The resignation of the Partnership Representative shall take effect upon the appointment of a successor Partnership Representative or at such other time agreed upon by the Manager. The resigning Partnership Representative shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such resignation is not effective for purposes of the Partnership Audit Rules, the resigning Partnership Representative shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such resignation is effective for purposes of the Partnership Audit Rules.

(e) Revocation of Designation. The designation of Partnership Representative may be revoked with or without cause by a written notice from the Manager. The Partnership Representative whose designation has been revoked shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such revocation is not effective for purposes of the Partnership Audit Rules and in any event prior to the effective appointment of a successor, the Partnership Representative whose designation has been revoked shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such revocation is effective for purposes of the Partnership Audit Rules.

(f) Vacancies. If there is a vacancy in the position of Partnership Representative, a successor Partnership Representative shall be designated by the Manager.

(g) Compensation. The Partnership Representative may receive reasonable compensation for the services rendered, to be determined by the Manager.

(h) Costs, Expenses and Professional Fees. The Company shall reimburse the Partnership Representative for all costs and expenses reasonably incurred in connection with his/her/its actions under the Partnership Audit Rules. The Partnership Representative is hereby authorized to engage professionals, experts and advisors in connection with its performance of its duties under the Partnership Audit Rules and incur costs, expenses, professional and other fee on behalf of the Company. The Partnership Representative shall obtain approval of the Manager in advance of incurring any expense in excess of $10,000 in connection with the engaging professionals, experts, advisors, audits, appeal, and litigation through all appeals.

(i) Standard of Care. The Partnership Representative shall act in good faith and shall use commercially reasonable best efforts to carry out the duties, authority and responsibilities set forth in this Agreement and the Partnership Audit Rules. The Partnership Representative does not, in any way, guarantee the results of any Company audit. The Partnership Representative shall have no conflict of interest that would violate his/her/its fiduciary duties to the Company. The Partnership Representative shall be subject to a confidentiality requirement.

(j) Partnership Representative Has No Exclusive Duty to Company. The Partnership Representative shall not be required to act in such capacity as his/ her/its sole and exclusive function. The Partnership Representative shall devote such time to this position as is commercially reasonable to fulfill her obligations, responsibilities and duties.

(k) Correction of Economic Distortions. The Members intend that the economic consequences of an imputed underpayment for any reviewed year shall be borne by the Members in the same manner as if the adjustments had been correctly reported on the reviewed year Membership return. Therefore, notwithstanding anything to the contrary herein, the Partnership Representative shall cause the Company to make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's capital account balance at the end of the adjustment year is to the extent possible, equal to the capital balance such Members would have had if all Company items in the reviewed year had been allocated to the Members in accordance with the adjustments as determined by the notice of final Membership adjustments, any settlement with the IRS, the Justice Department or the final court decision, whichever is applicable. In addition, the Manager shall have the authority to

require reviewed year Members who have transferred their Interests to reimburse the Company for the imputed underpayment.

(l) Limitation on Authority of Partnership Representative. Notwithstanding anything to the contrary herein, the Partnership Representative shall not make any material agreements with the Internal Revenue Service (IRS) (including waivers of statute of limitations), election, settlement or take any actions to settle or to litigate any adjustments set forth in the notice of final partnership adjustment under the Partnership Audit Rules without the written consent of the Manager. The Partnership Representative must receive the prior approval of the Manager prior to filling all protest, court filings, settlements, etc., and other written communications with the IRS.

(m) Duties Owed by the Members to the Partnership Representative. Each Member hereby covenants and agrees to promptly provide the Partnership Representative with all information regarding the Member's tax returns and tax liabilities as requested from time to time, including but not limited to proof that the Member has filed an amended return and paid any resulting tax, the Member's address, taxpayer identification number and current contact information, the Member's status as a tax- exempt Member, the tax rate applicable to the Member and the Member's status as an eligible Member. The Member's obligations hereunder shall continue notwithstanding the Member ceasing to be a Member whether resulting from a transfer, sale, withdrawal or other disposition of his/her/its Interests. Each Member shall notify the Partnership Representative of any inconsistent treatment of any Membership item on the Member's return and of any settlement with the IRS regarding any Membership items.

(n) Reliance on Advice. The Partnership Representative may rely on the services and advice of attorneys, accountants and other professional advisors or experts. The Partnership Representative shall not be liable to the Company or to any Member for damages, losses, or costs, any loss of value or any liability arising from such reliance.

(o) Binding Effect of Actions by Partnership Representative. The Company and the Members hereby agree and acknowledge that (a) the actions of the Partnership Representative in connection with the Partnership Audit Rules shall be binding on the Company and the Members; and (b) neither the Company nor the Members have any right to contact the IRS or participate in an audit or proceedings under the Partnership Audit Rules.

(p) Communications to Members. The Partnership Representative shall provide reports to the Members on a reasonable basis to keep them reasonably informed of the status, issues and resolution of any Company income tax audit. The Partnership Representative shall provide the Manager and all Members with copies of all notices from the IRS within 7 calendar days of receipt. The Partnership Representative is required to inform the Manager, within 72 hours

of setting any/all meetings with the IRS. The Partnership Representative shall regularly update the Manager of the progress of the audit and any court proceeding. The Partnership Representative shall submit periodic written reports to the Manager concerning the status of the Company audit.

(q) Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members.

ARTICLE 8
DISTRIBUTIONS

Section 8.1 Distributions.

8.1.1 Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager shall distribute the Net Cash Flow and Net Capital Proceeds to the Members not less often than quarterly in accordance with the Preferred Allocation outlined in ***Exhibit "4"***.

8.1.2 Without limiting the generality of subsection 8.1.1, if and to the extent that the Company is earning income which will result in the Members being subject to income tax on their distributive share of the Company's income, minimum distributions shall be made to the Members in such amounts and at such times (but in no event later than March 31st each year) as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the Company. For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state, and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Percentage Interests. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less.

Section 8.2 Form of Distributions. No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind.

Section 8.3 **Withholding from Distributions**. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

Section 8.4 **754 Election**. In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Section 754 of the Code and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the Code and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE 9
TRANSFER OF COMPANY INTERESTS

Section 9.1 **No Transfer**. No Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may sell, assign, transfer, give, hypothecate or otherwise encumber (any such sale, assignment, transfer, gift, hypothecation or encumbrance being hereinafter referred to as a "Transfer"), directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership or other entity (each an "Intermediary"), except as hereinafter set forth in this Article 9 or otherwise with the consent of the Manager. Any Transfer of any interest in the Company or an Intermediary in contravention of this Article 9 shall be null and void. No Member, without the prior written consent of the Manager (other than the retiring or withdrawing Member), shall retire or withdraw from the Company, except as a result of such Member's death, disability, insanity, incompetency or the final adjudication of such Member as a Bankrupt. Notwithstanding anything contained in this Article 9, no Transfer shall be permissible if such transfer contravenes and/or violates the terms of the "Mortgage Loan" (as defined in the Property mortgage documents).

Section 9.2 **Permitted Transfers**.

9.2.1 Any Member may, from time to time and in its sole discretion, Transfer its Interest, in whole or in part, to (i) any Affiliate of such Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as hereinafter defined) (a "Family Trust") so long as the transferring Member is the sole trustee of such Family Trust. As used in this Article 9, the term "Immediate Family" shall mean any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual. Notwithstanding the foregoing, no Member shall make any Transfer of any of its Interest or permit any indirect Transfer of any of its Interest, that would result in the Company being in breach of its Single Asset Entity obligations set forth in Section 2.4. All Transfers requested by any Member shall

be at the expense of the Transferring Member who shall pay for all costs associated with the transfer, including, but not limited to attorney fees.

9.2.2 Any transferee referred to in clause 9.2.1 above shall become a Member of the Company.

9.2.3 In the event that (i) a Member Transfers its Interest, pursuant to this Section 9.2, to a limited liability company controlled by such Member or to a Family Trust, and (ii) at any time thereafter, such Member ceases to control the transferee limited liability company, or such Member ceases to be the sole trustee of the transferee Family Trust (each, a "Triggering Event"), the Company shall have the option to purchase such transferee's Interest for the fair market value of such Interest determined as of the date of the Triggering Event. The Company shall provide written notice to the transferee of its election to exercise its option to purchase the Interest within sixty (60) days after the Triggering Event, on which date such option shall expire. The fair market value of the Interest shall be determined in accordance with the fair market valuation procedure discussed in Section 9.7 hereto.

9.2.4 Notwithstanding anything in the contrary, any transfer that would result in a violation of any document required to obtain a loan for the Property is prohibited.

Section 9.3 Succession by Operation of Law. In the event of the death or incapacity of an individual Member or in the event of the involuntary merger, consolidation, dissolution or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Interest, shall, subject to the remaining provisions of this Article 9, pass to such Member's personal representative, heir or distributee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual. Upon and contemporaneously with any such transfer of a Member's Interest by operation of law, the Company shall purchase from the transferee of such Interest, and the transferee shall sell to the Company for a purchase price of $1 for each percentage of the Interest transferred, all rights and interests of the transferee in the Company, other than the right to its share of the Company's distributions and allocations, including such transferee's right, if any, to vote and participate in the management of the Company, except those rights that cannot be waived by an assignee of an economic interest in the Company pursuant to the Act.

Section 9.4 New Members. Notwithstanding Section 9.2 hereof, no person or entity, not then a Member, shall become a Member hereunder under any of the provisions hereof unless such person or entity shall expressly assume and agree to be bound by all of the terms and conditions of this Agreement. Each such person or entity shall also cause to be delivered to the Company, at his, her, or its sole cost and expense, a favorable opinion of legal counsel reasonably acceptable to the Manager, to the effect that (a) the contemplated Transfer of such Company Interest to such person or entity does not violate any applicable securities law, (b) that such person or entity has the legal right, power and capacity to own the Interest, and (c) that the contemplated Transfer will not cause a termination of the Company within the meaning of Section 708 of the Code or that such termination would not have material adverse tax consequences for the non-transferring Members. All reasonable costs and expenses incurred by the Company in connection with any Transfer of an Interest and, if applicable, the admission of a person or entity as a Member

hereunder, shall be paid by the transferor. Upon compliance with all provisions hereof applicable to such person or entity becoming a Member, all other Members agree to execute and deliver such amendments hereto as are necessary to constitute such person or entity a Member of the Company.

Section 9.5 **Rights of New Members**. Notwithstanding anything to the contrary in this Agreement, (a) a transferee of a Member's Interest in the Company pursuant to a Transfer under this Article 9 (other than pursuant to Section 9.2 hereof) shall be admitted to the Company as a Member with respect to such Member's Interest only with the written consent of the Manager, it being understood that the giving or withholding of such consent shall be within the sole and absolute discretion of the Manager, (b) until and unless such transferee is admitted as a Member, such transferee shall be entitled to its share of the Company's distributions and allocations but shall not have any other rights or privileges of a Member, except as otherwise required by this Agreement or the Act, and (c) until and unless such transferee is admitted as a Member, the transferor shall not cease to be a Member of the Company and shall continue to be a Member until such time as the transferee is admitted as a Member under this Agreement.

Section 9.6 **Right of First Refusal**. Except for Transfers permitted by Section 9.2, each time a Member proposes to Transfer all or any part of its, his or her Interest, such Member shall first offer such Interest to the Manager:

(a) Such Member shall deliver a written notice to the Manager stating (i) such Member's bona fide intention to Transfer such Interest, (ii) the name and address of the proposed transferee, (iii) the Interest to be Transferred, and (iv) the purchase price and terms of payment for which the Member proposes to Transfer such Interest.

(b) Within ten (10) days after receipt of the notice described in Section (a), the Manager shall notify the transferring Member in writing of Manager's desire to purchase a portion of the Interest being so Transferred. The purchase price and terms shall be on the same terms as outlined in the written notice made pursuant to Section 9.6 (a). The failure of the Manager to submit a notice within the applicable period shall constitute an election on the part of the Manager not to purchase any of the Interest which may be so Transferred.

(c) If the Manager elects not to purchase all of the Interest designated in such notice, then the transferring Member may Transfer the Interest described in the notice to the proposed transferee, providing such Transfer (i) is completed within thirty (30) days after the expiration of the Manager's right to purchase such Interest, (ii) is made at the price and terms designated in such notice, and (iii) the requirements hereof relating to consent of Members, securities and tax requirements are met. If such Interest is not so Transferred, the transferring Member must give notice in accordance with this Section prior to any other or subsequent Transfer of such Interest.

Section 9.7 **Fair Market Value Procedures**. The fair market value of the Interest shall be determined by either:

(a) the Interest's fair market value as agreed upon by the transferring and acquiring Party; or

(b) if the transferring and acquiring Party cannot agree on the fair market value, each party, at their own expense, shall select a business valuation appraiser and the average valuation shall be used, subject to Section 9.7 (c).

(c) in the event that either Party is not satisfied with the average valuation obtained pursuant to Section 9.7 (b), then the two selected business valuation appraisers shall select a third independent business valuation appraiser who shall determine the fair market value of the Interest. The appraisal cost of the third independent business valuation appraiser shall be paid equally by the Parties.

ARTICLE 10
BOOKS AND RECORDS; RESERVES

Section 10.1 On reasonable notice, a member may inspect and copy during regular business hours, at a reasonable location specified by the Company, any record maintained by the Company regarding the Company's activities, financial condition, and other circumstances, to the extent the information is material to the member's rights and duties under the Operating Agreement or this chapter;

Section 10.2. The Company shall furnish to each member:

(a) On reasonable notice, any information concerning the Company's activities, financial condition, and other circumstances which the Company knows and is material to the proper exercise of the member's rights and duties under the Operating Agreement or this chapter, except to the extent the Company can establish that it reasonably believes the member already knows the information;

(b) On reasonable notice, any other information concerning the Company's activities, financial condition, and other circumstances, except to the extent the demand or information demanded is unreasonable or otherwise improper under the circumstances.

Section 10.3 During regular business hours and at a reasonable location specified by the Company, a member may obtain from the Company and inspect and copy full information regarding the activities, financial condition, and other circumstances of the company as is just and reasonable if:

(a) The member seeks the information for a purpose material to the member's interest as a member;

(b) The member makes a demand in a record received by the company, describing with reasonable particularity the information sought and the purpose for seeking the information; and

(c) The information sought is directly connected to the member's purpose.

Section 10.4 **Reserves**. The Managers shall establish reserves by deducting from income such amounts as it shall deem advisable.

Section 10.5 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules, and regulations. If a Manager is required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute, and file that document with the Wyoming Secretary of State.

Section 10.6 Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

ARTICLE 11
TERMINATION

Section 11.1 Dissolution. Subject to the provisions of the Act, this Agreement (including the limitations set forth in Section 2.4) or the Articles of Organization, the Company shall be dissolved, and its affairs wound up upon the first to occur of the following:

11.1.1 Upon the sale of all or substantially all of the assets of the Company and the receipt of all consideration therefore; or

11.1.2 The entry of a decree of judicial dissolution.

Section 11.2 Distributions Upon Liquidation.

11.2.1 Upon the occurrence of any event specified in Section 11.1, the Manager(s) will take full account of the Company's liabilities and assets, and the Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from the liquidation of the Company's assets will be applied and distributed in the following order:

(i) First, to creditors in the payment and discharge of all of the Company's Debts and other Liabilities (whether by payment or the making of reasonable provision for payment thereof to the extent required by Section 18-804 of the Act), including any Member Loans, other than Liabilities for Distributions to Members under Section 18-601 or 18-604 of the Act;

(ii) Second, in accordance to the profit and loss Allocations as found in Section 7.1.1.

ARTICLE 12
INDEMNIFICATION AND INSURANCE

Section 12.1 Indemnification. Neither the Manager, nor their shareholders, officers, directors, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of their shareholders, officers, directors, employees or agents, so long as the Manager or such other Persons, in good faith, determined that such course of conduct was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third-party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified determined in good faith that such course was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company.

Section 12.2 Insurance. Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

ARTICLE 13
INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

Each Member, by such Member's execution of this Agreement, hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

Section 13.1 Investment Intent. Such Member is acquiring the Interest in investment purposes for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 13.2 Economic Risk. Such Member is financially able to bear the economic risk of such Member's investment in the Company, including the total loss thereof.

Section 13.3 No Registration of Units. Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

Section 13.4 No Obligation to Register. Such Member represents, warrants, and agrees that the Company and the Manager is under no obligation to register or qualify the Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 13.5 **No Disposition in Violation of Law**. Without limiting the representations set forth above, and without limiting Article 9 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

13.5.1 there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

13.5.2 such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 13.6 **Financial Estimate and Projections**. That it understands that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable, and which may not be relied upon in making an investment decision.

ARTICLE 14
DEFAULTS AND REMEDIES

Section 14.1 **Defaults**. If a Member materially defaults in the performance of his, her, or its obligations under this Agreement, and such default is not cured within ten (10) business days after written notice of such default is given by a Manager to the defaulting Member for a default that can be cured by the payment of money, or within thirty (30) calendar days after written notice of such default is given by a Manager to the defaulting Member for any other default, then the non-defaulting Members shall have the rights and remedies described in Section 14.2 hereunder in respect of the default.

Section 14.2 **Remedies.** If a Member fails to perform his, her, or its obligations under this Agreement, the Company and the non-defaulting Members shall have the right, in addition to all other rights and remedies provided herein, on behalf of himself or itself, the Company or the Members, to bring the matter to arbitration pursuant to Section 15.7. The award of the arbitrator in such a proceeding may include, without limitation, an order for specific performance by the defaulting Member of his, her, or its obligations under this Agreement, or an award for damages for payment of sums due to the Company or to a Member.

ARTICLE 15
DEFAULT TAKEOVER BY INVESTOR/GUARANTOR CLAUSES

Section 15.1 **Definitions.** Sections 15 through 18 of this Agreement shall refer to the following definitions as applicable. Should any provisions within Sections 15 through 18 conflict with the provision of this Agreement, the following definitions and applications as stated in Sections 15 through 18 shall control.

"Change in Control" shall mean either (a) the Manager of the syndicated entity is no longer controlled by any of the original Managing Members or any replacement person or entity designated by the Investor Member for the Managing Member or (b) a change in control of the Managing Members, including, without limitation, by the transfer of 50% or more of the interest in the Manager or Managing Members to any one person or entity in one or a series of transactions.

"Investor Member" shall mean the Tenant in Common also holding Class B shares in the syndicated entity and manager status in the Manager.

"Major Votes Deadlock" shall mean the inability of the Members to agree upon any Major Votes as defined herein for a period of five (5) days from the date the matter is first presented to the other Member for approval.

"Managing Member" shall mean any member appointed to manage the Company or manager the Manager of a syndicated entity. As of the date of this Agreement, the Managing Member shall mean the Operating Member.

"Manager" shall mean the management entity of the syndicated entity, a Manager of any entity in the transaction or the Asset Manager.

"Removal Event" shall mean any of the following:

(a) The Manager or the Managing Member is in default of any payment obligation hereunder, or is in breach of any other material obligation under this Agreement not provided for in clauses (b) through (h) below, and such default or breach is not corrected within ten (10) days after the Manager or Managing Member's receipt of written notice from the Investor Member; provided, however, if such non-monetary breach cannot reasonably be cured during such ten day period and the Manager or Managing Member has commenced the cure within such ten day period and thereafter is diligently pursuing such cure to completion, the cure period shall be extended to the period of time that is necessary to cure such breach, which period shall in no event be longer than thirty days from the date of the Manager or Managing Member's receipt of the written notice referred to herein; provided that if such default or breach is not susceptible of cure, then no notice or grace period shall be required.

(b) The Manager or Managing Member shall commit an act involving fraud, willful misconduct, or gross negligence in connection with any of its obligations hereunder.

(c) The misappropriation of funds or property of the Company or any Subsidiary by the Manager or Managing Member or any of its Affiliates; provided that if the Managing Member: (i) makes full restitution to the Company or such Subsidiary within three (3) days of becoming aware of such event]; and (ii) takes appropriate action to ensure that the individual or entity who committed such act is: (A) no longer employed by the Manager, Managing Member or the Affiliate; and (B) no longer otherwise acting on behalf of the Manager, Managing Member or such Affiliate with respect to the Property, the Company, such Subsidiary, or the Manager or Managing Member, then such event shall not constitute a Removal Event; provided, however, that the Manager or Managing Member shall only have the right to avoid a Removal Event by undertaking (i) and (ii) herein one time during the term of this Agreement/in any operating year of the Company.

(d) Any Transfer by the Managing Member in violation of the provisions of the Operating Agreement.

(e) A Change in Control.

(f) There shall occur a default beyond applicable notice and grace periods of any obligation of the Syndicated Entity, Manager, Managing Member or any Affiliate under any Affiliate Agreement, and such default or breach is not corrected within ten (10) days after the defaulting parties receipt of written notice from the Investor Member.

(g) Bankruptcy or dissolution of the Manager or Managing Member.

(h) The Manager, Managing Member, any Guarantor, or any Affiliate thereof causes or permits an event of default under any Loan Document (including causing the trigger of any recourse liability under any Guaranty), so long as such actions or inactions are not: (i) otherwise approved by the Investor Member; (ii) required under this Agreement; or (iii) due to a failure by the Investor Member to fund a required capital call.

ARTICLE 16
MOVAL AND REPLACEMENT
OF MANAGING MEMBER

<u>Section 16.1</u> <u>Removal of Managing Member.</u>

(a) Notwithstanding anything in this Agreement to the contrary, if a Removal Event has occurred in the good faith determination of the Investor Member/in the Investor Member's sole and absolute discretion, the Investor Member shall have the unilateral right, by written notice to the Managing Member given within five (5) days after obtaining actual awareness of the occurrence of the Removal Event] (such notice, the "Removal Notice"), to remove the Manager or Managing Member from managing the Company and to designate a new manager of the Company or become the replacement Managing Member of the Company. The Removal Notice shall specify with particularity the basis for removal and shall become effective the later of: (i) ten (10) days after the date of the Removal Notice; or (ii) the date set forth in the Removal Notice (the "Removal Date").

(b) As of the Removal Date: (i) the powers and authorities granted to the Managing Member hereunder shall terminate and be of no force or effect; and (ii) the Investor Member shall have the power and authority to propose and unilaterally approve all actions which would otherwise constitute Major Decisions without the necessity for obtaining any consent or approval of the Manager, Managing Member except the Major Decisions for liquidation, insolvency, or new debt or encumbrance.

(c) If the Manager or Managing Member has been removed pursuant to this Section, the Investor Member shall have all rights, remedies, and recourses available to it hereunder for any breach or default by any replacement manager of the Company, as if such replacement manager were the Manager or Managing Member, and any related defined terms, including, without limitation, Removal Event shall apply to such replacement manager.

Section 16.2 Post-Removal Procedures. Upon removal of the Manager or Managing Member:

(a) The Manager or Managing Member shall no longer transact any business on behalf of the Company and shall no longer be the Manager or Managing Member of the Company;

(b) All contracts, agreements, or arrangements between the Company and the Manager or Managing Member and/or any of its Affiliates shall immediately terminate as of the Removal Date, without penalty or termination fees;

(c) The Manager or Managing Member shall take such action as may be necessary, or as a replacement manager may direct, for the transfer, protection, and/or preservation of Company Assets and the Project that is in the possession or control of the Manager or Managing Member and in which the Company or the Subsidiaries have or may acquire an interest;

(d) The Manager or Managing Member shall cooperate fully with a replacement manager and the Company to effect an orderly transition of management responsibilities to the new manager;

(e) The Manager or Managing Member shall be released of all duties, obligations, rights, and powers as manager of the Company first arising or occurring after the Removal Date; provided, however, that the Managing Member shall not be released from any duties or obligations arising prior to the Removal Date;

(f) The Manager or Managing Member shall forfeit all rights to receive any then-unearned fees under this Agreement;

(g) The Manager or Managing Member shall forfeit its future right to receive any promote payable in the form of acquisition, exit, guarantor or asset fees from and after the date that a Removal Event has occurred, all distributions under such Sections shall be made to the Members pro rata, in accordance with the Percentage Interests of the Members;

(h) The Managing Member shall have no right to subsequently cure or remedy the Removal Event that was the basis for removal in order to resume being the Managing Member; and

Section 16.3 Indemnification by the Manager or Managing Member. The Manager or Managing Member shall, to the fullest extent permitted by applicable law, indemnify, defend, and hold harmless the Company, its Members, Affiliates, employees, officers, and directors from and against any and all Claims/claims, demands, causes of action, fines, penalties, costs and expenses (including attorneys' fees), losses, or damages of any kind or character, including the cost of defense thereof and all costs of investigation in connection therewith], but excluding lost profits, suffered by any of the foregoing arising out of a Removal Event or a breach of fiduciary duty or material violation of criminal or securities laws. The indemnifications contained in this Section 2.03 shall survive the termination of this Agreement and the dissolution of the Company.

ARTICLE 17
OTHER MANAGING MEMBER DEFAULT REMEDIES

Section 17.1 Investor Member Remedies. Without limiting any other provision of Article II of this Agreement, in the event of a Removal Event or any other breach or default by Manager or Managing Member hereunder, the Investor Member may:

(a) Bring any proceeding in the nature of specific performance, injunction, or other equitable remedy, it being acknowledged by the parties hereto that damages at law may be an inadequate remedy for a default or threatened breach of this Agreement;

(b) Bring any action at law on behalf of the Company as may be permitted to recover damages; and

(c) Take or initiate such other action and enforce such other remedies as may be available under this Agreement, at law, in equity, or otherwise.

ARTICLE 18
TRANSFER OF COMPANY INTEREST

Section 18.1 Buy/Sell.

(a) Buy/Sell Offering Notice. The operation of this Section 4.01 may be triggered upon written notice (the "Buy/Sell Offering Notice") by either Member given at any time after the occurrence of a Major Votes Deadlock, provided that there is no Event of Default with respect to the Member or Manager initiating such notice and the provisions of this Section 4.01 are not then in effect with respect to a prior Buy/Sell Offering Notice. The Member duly triggering such right shall be the "Initiating Member" and the other Member shall be the "Responding Member" for the purposes of this Section 4.01. The Buy/Sell Offering Notice shall set forth an amount determined by the Initiating Member as the basis for the calculations

required under Section 4.01(b), which shall equal its determination of the fair market value of the Company Assets free and clear of all liabilities (the "Proposed Value") and shall include a calculation of the Sale Price and the Buy Price, as calculated pursuant to Section 4.01(b). No Buy/Sell Offering Notice or responsive notice under this Section 4.01 may be rescinded without the written consent of each of the Members.

(b) Responsive Notice. Within ten (10) days following the date of the Buy/Sell Offering Notice (the "Buy/Sell Election Date"), the Responding Member shall deliver to the Initiating Member a responsive notice, without qualification or condition, electing either:

(i) To sell to the Initiating Member the entirety of the Responding Member's Interest in the Company at a price (the "Sale Price") equal to the amount of cash that would be paid to and distributed to the Responding Member if the Property were sold on the Closing Date for cash in the amount of the Proposed Value, taking into account the allocations and closing costs and their prorated offsets which would be required to be made as a result of such sale and the adjustments required to be made hereunder; or

(ii) To purchase from the Initiating Member the entirety of the Initiating Member's Interest in the Company at a price (the "Buy Price") equal to the amount of cash that would be paid to and distributed to the Initiating Member if all of the Company Assets were sold on the Closing Date for cash in the amount of the Proposed Value, taking into account the allocations and closing costs and their prorated offsets which would be required to be made as a result of such sale and the adjustments required to be made hereunder.

The failure of the Responding Member to give such a responsive notice (without qualification or condition) within the required time period shall be deemed notice of an election to sell its entire Interest under clause (i) above. The date as of which the Responding Member shall have given notice of its election (or be deemed to have made an election) shall be the "Buy/Sell Election Date."

In calculating the amount which would be paid to and distributed to the applicable Member under either (i) or (ii) above, the parties shall assume that all capital expenditures budget, lender held funds, and operating accounts are maintained at their required level and the sum of $150,000 (or such lesser amount as is then known to be sufficient for such purposes) shall be deemed set aside for liquidation costs and reserves, there shall be no deduction for transfer taxes or brokerage commissions and all Company indebtedness shall be deemed to be retired as of the Closing Date. If any Company indebtedness becomes due as a result of the closing under this Section 2.01 or at the time of closing, any indebtedness of the Company is actually prepaid (any such indebtedness shall be collectively "Accelerated Debt"), then the Company's indebtedness shall include all prepayment penalties due on Accelerated Debt as of the date of closing. Otherwise prepayment penalties on the Company indebtedness shall not be taken into account. Subject to the adjustment to be made with respect to Default Member Loans in Section 4.01(d) below, in determining the Sale Price and Buy Price, the existence of Default Member Loans shall be ignored.

(c) Buy/Sell Deposit. The Member bound to purchase pursuant to the election referenced in Section 2.01(b) (the "Purchaser", and the other Member shall be the "Seller") shall be required to make an earnest money deposit (the "Buy/Sell Deposit") in an amount equivalent to five percent (5%) of the estimated purchase price. The Purchaser shall deliver the Buy/Sell Deposit, in immediately available funds, to a national title insurance company, escrow agent or attorney reasonably acceptable to Seller, who shall perform the services of escrow agent for the closing under this Section 4.01, within Ten (10) Business Days following the Buy/Sell Election Date. The Buy/Sell Deposit shall be nonrefundable to the Purchaser (except in the event of a material default of the Seller in performing its closing obligations pursuant to Section 4.01(d)).

(d) Closing Process. The Purchaser shall fix a closing date (the "Closing Date") not later than fifteen (15) days following the Buy/Sell Election Date by notifying the Seller in writing of the Closing Date not less than ten (10) Business Days prior thereto. The closing shall take place on the Closing Date and shall be completed through a customary closing escrow or held at the principal office of the Company or such other location as the Purchaser shall reasonably designate. The purchase price for the Seller's interest shall be paid in immediately available funds and the Seller shall convey good and marketable title to its membership interest in the Company to Purchaser or its designee free and clear of all liens and encumbrances (other than any lien or encumbrance caused by the Purchaser or a lien evidencing indebtedness of the Company or any Subsidiary). Each Member agrees to cooperate and to take all actions and execute all documents reasonably necessary or appropriate to reflect the purchase of the Seller's membership interest by the Purchaser. The Operating Member shall prepare in good faith a balance sheet for the Company as of the date of determination of the Closing Date showing all items of adjustment described below and such adjustments shall be made as of the Closing Date. The Purchaser shall pay all legal costs associated with the Amendments to the Operating Agreement, filings, notifications with Lender and legal fees associated with the actual transfer and preparation of documents. The Seller and Buyer will pay their own attorney's fees for any negotiations, review or disputes. At the closing, adjustments to Proposed Value as set forth in the Buy/Sell Offering Notice shall be made in accordance with Section 4.01(c) in order to complete the final calculation of the applicable purchase price due Seller. The cost of any title insurance policy endorsements desired by the Purchaser shall be paid by the Purchaser. All other costs shall be borne by the party who customarily bears such costs. Any risk of casualty, condemnation, or loss prior to the Closing Date shall be borne by Purchaser, who shall succeed to all rights to insurance proceeds (other than loss of rent proceeds allocable to any period prior to the Closing Date) or condemnation awards (and any such casualty or condemnation proceeds received by the Company after the date of the Buy/Sell Notice shall not be taken into account in the adjustment of the Proposed Value). In no event shall Purchaser be required to repay or to cause the Company or any Subsidiary to repay any indebtedness of the Company or any Subsidiary at such closing. Notwithstanding anything to the contrary contained in this Section 4.01(d), it shall be a condition precedent to Seller's obligation to close on the Closing Date that Purchaser obtains for the benefit of Seller releases from any and all monetary or other guaranties (including, without limitation, hazardous substances indemnities and the like) ("Guaranties") given by Seller or any Related Party of Seller to Third Party lenders and the release or return of any Credit Enhancement given by Seller or any Related Party of Seller to Third Party lenders.

(e) Adjustments to Proposed Value. At the closing, the following adjustments shall be made to Proposed Value as set forth in the Buy/Sell Offering Notice in order to complete the final calculation of the applicable purchase price due Seller:

(i) There shall also be added to the Proposed Value: (A) the amount of cash and cash equivalents then held by the Company as of the Closing Date; (B) the amount of any cash receivables and other tangible liquid assets which are customarily the subject of adjustment between buyers and sellers of comparable entities of the Company and all Subsidiaries as of the Closing Date; (C) the aggregate of all Member Loans and Capital Contributions made by the Members during the period (the "Closing Period") commencing on the date of the Buy/Sell Offering Notice and ending on the Closing Date[; and (D) if during the Closing Period, the Property is under development or substantial renovation or rehabilitation, the aggregate of all costs paid by the Company for such development, renovation, and rehabilitation costs during the Closing Period, but only to the extent such costs are paid by the Company with Company funds other than Member Loans, Capital Contributions, or funds which would have otherwise constituted Capital Proceeds; and

(ii) There shall be subtracted from the Proposed Value: (A) the amount of any accounts payable and other liabilities of the Company which are customarily the subject of adjustment between buyers and sellers of comparable entities and which have not otherwise been calculated into the purchase price[; and (B) if the Property is sold by the Company during the Closing Period, the gross sale price of the Property.

All adjustments to Proposed Value shall be made on the basis of good faith estimates of the Members using currently available information, and final adjustment shall be made promptly after precise figures are determined or available, and in any event within ninety (90) days after the Closing Date. If there is a dispute between the parties as to any adjustment, the matter shall be referred to the Company Accountant for final determination. In addition, on the Closing Date or on any other date when a Member is transferring its entire Interest in the Company to the other Member or a Related Party of the other Member, all Default Member Loans made by the Purchaser on the Seller's behalf shall be due and payable on the Closing Date and credited against the purchase price otherwise payable to the Seller and all Default Member Loans made by the Seller on the Purchaser's behalf shall be repaid in full by adding the amount thereof to the sale proceeds otherwise due the Seller.

(f) Failure to Close. If the Purchaser fails to perform its obligations under this Section 4.01(b) (following such failure, the "Defaulting Purchaser"), the Seller, in addition to its other rights hereunder and at law and equity, shall be entitled to retain the Deposit and shall have the additional right to purchase the interest of the Defaulting Purchaser for a price equal to ninety percent (90]%) of the amount the Defaulting Purchaser would have received pursuant to the notice had it been the Seller rather than the Purchaser, and subject to the same adjustments as set forth herein, upon written notice to the Defaulting Purchaser given within fifteen (15) days after the originally scheduled Closing Date. If the Seller elects to purchase the interest of the Defaulting Purchaser, the closing of such purchase shall take place in accordance with the provisions hereof, except that the Closing Date shall be not later than thirty (30) days following the date on which the notice electing such purchase is given. If the Seller shall fail to perform

its obligations under this Section 4.01, the Purchaser shall have all rights and remedies available to it hereunder or at law or equity, including, without limitation, the right to seek specific performance. The defaulting party shall lose the right to give a Buy/Sell Offering Notice for a period of twelve (12) months after the date such Defaulting Purchaser failed to perform its obligations under this Section 4.01.

ARTICLE 19
MISCELLANEOUS

Section 19.1 **Entire Agreement**. This Agreement, and the exhibits hereto, constitute the entire agreement among the Manager, in its capacity as Manager only, and the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations, or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 19.2 **Further Assurances**. Each Manager and Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments, and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

Section 19.3 **No Waiver**. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by the Manager or any Member in the performance by the Manager or such Member of his, her or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Manager or Member. Failure by the Company or a Member to complain of any act or omission to act by the Manager or any Member, or to declare such Manager or Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his, her or its rights under this Agreement.

Section 19.4 **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 19.5 **Severability**. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom, and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 19.6 **Governing Law**. This Agreement shall be governed by and construed under the substantive laws of the State of Wyoming. This Agreement, however, may alter or reduce the rights a Member would have under the Act. In all instances in which such is lawful, the provisions of this agreement will control.

Section 19.7 **Dispute Resolution**. In the event of any dispute or disagreement between the partieshereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to

representatives of the parties for decision. The representatives shall promptly meet, in good faith, representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute, or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Wyoming. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. Failure of a party to act in good faith during the mediation process shall prohibit the prevailing party to recover any cost of the arbitration and attorney and accounting fees. No pre- arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 15.7 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

Section 19.8 **Notices**. Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

19.8.1 all communications intended for the Company shall be sent to its principal executive office to the attention of the Manager;

19.8.2 all communications intended for a Member shall be sent to the address of such Member set forth in ***Exhibit "1"***, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 15.8; and

19.8.3 all communications intended for the Manager shall be sent to

the address of the Manager set forth in ***Exhibit "3"*** to this Agreement, or such other address as the Manager shall have provided to the Members for such purpose by notice served in accordance with this Section 15.8.

All notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this Section 15.8. For all purposes of this Agreement, a notice or communication will be deemed effective:

(a) if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day;

(b) if sent by facsimile transmission, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day; and

(c) if sent by registered or certified mail, on the fifth (5th) Local Business Day after the date of mailing.

Section 19.9 Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 19.10 Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 19.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed originals.

Section 19.12 Preparation of Agreement. This Agreement has been prepared by Premier Law Group (the "Law Firm"), counsel for the Company and the Manager in the course of its representation, and:

i. The Members have been advised by the Law Firm that a conflict of interest exists among the Members' individual interests; and

ii. The Members have been advised by the Law Firm to seek the advice of independent counsel; and

iii. The Members have been represented by independent counsel or have had the opportunity to seek such representation; and

iv. The Law Firm has not given any advice or made any representations to the members with respect to the tax consequences of this agreement; and

v. The Members have been advised that the terms and provisions of this Agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and

vi. The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax consequences of this Agreement.

[SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE FOR INDIVIDUALS ONLY]

IN WITNESS WHEREOF, the Company's Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A-1 MEMBER**

☐ **CLASS A-2 MEMBER**

☐ **CLASS A-3 MEMBER**

☐ **CLASS B-1 MEMBER**

☐ **CLASS B-2 MEMBER**

☐ **CLASS B-3 MEMBER**

☐ **CLASS D-1 MEMBER**

☐ **CLASS D-2 MEMBER**

____

Name: ______________________

{Member Signature Page(s) continue on following page}

[SIGNATURE PAGE FOR ENTITIES ONLY]

IN WITNESS WHEREOF, the Company's Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A-1 MEMBER**

☐ **CLASS A-2 MEMBER**

☐ **CLASS A-3 MEMBER**

☐ **CLASS B-1 MEMBER**

☐ **CLASS B-2 MEMBER**

☐ **CLASS B-3 MEMBER**

☐ **CLASS D-1 MEMBER**

☐ **CLASS D-2 MEMBER**

Entity: ___________________________

By: ___________________________

Its: ___________________________

Signature: ________________________

{Member Signature Page(s) continue on following page}

[SIGNATURE PAGE FOR IRAs ONLY]

IN WITNESS WHEREOF, the Company's Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A-1 MEMBER**

☐ **CLASS A-2 MEMBER**

☐ **CLASS A-3 MEMBER**

☐ **CLASS B-1 MEMBER**

☐ **CLASS B-2 MEMBER**

☐ **CLASS B-3 MEMBER**

☐ **CLASS D-1 MEMBER**

☐ **CLASS D-2 MEMBER**

IRA: ____________________________

FBO ______________________________

By: ____________________________

Its: Custodian

Signature: _________________________

{Member Signature Page(s) continue on following page}

[SIGNATURE PAGE FOR 401Ks ONLY]

IN WITNESS WHEREOF, the Company's Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A-1 MEMBER**

☐ **CLASS A-2 MEMBER**

☐ **CLASS A-3 MEMBER**

☐ **CLASS B-1 MEMBER**

☐ **CLASS B-2 MEMBER**

☐ **CLASS B-3 MEMBER**

☐ **CLASS D-1 MEMBER**

☐ **CLASS D-2 MEMBER**

401K: ___________________________

FBO _____________________________

By: ___________________________

Its: ___________________________

Signature: ________________________

{Member Signature Page(s) continue on following page}

[SIGNATURE PAGE FOR TRUSTS ONLY]

IN WITNESS WHEREOF, the Company's Member(s) hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A-1 MEMBER**

☐ **CLASS A-2 MEMBER**

☐ **CLASS A-3 MEMBER**

☐ **CLASS B-1 MEMBER**

☐ **CLASS B-2 MEMBER**

☐ **CLASS B-3 MEMBER**

☐ **CLASS D-1 MEMBER**

☐ **CLASS D-2 MEMBER**

Trust: ____________________________

By: ____________________________

By: ____________________________

Its: Trustee(s)

Signature: ________________________

Signature: ________________________

{Manager's Affiliate Signature Page(s) continue on following page}

[SIGNATURE PAGE FOR CLASS C MEMBERS ONLY]

IN WITNESS WHEREOF, the Company's Member(s) hereby execute this Operating Agreement as of the date first above written

CLASS C MEMBERS

Brownwood A, LLC

By: R. Rowsell
Robert Rowsell, Co-Manager

By: Claudia Rowsell
Claudia Rowsell, Co-Manager

EmKy Multifamily Investment Group LLC

By: Mitch Snyder
Mitchell Ryan Snyder, Manager

Neko Partners, LLC

By: Hitomi Yasuda
Hitomi Yasuda, Manager

Door Wizard, LLC

By: Nicole Capra
Nicole Capra, Manager

[SIGNATURE PAGE FOR MANAGER(S) ONLY]

IN WITNESS WHEREOF, the Company's Manager(s) hereby execute this Operating Agreement as of the date first above written.

Manager(s)

3 Keys Communities Manager, LLC

By its Manager(s)

R. Rowsell
____
Robert Rowsell

EXHIBIT "1"

Names, Addresses and Capital Contributions of Members

Class A-1 Members

Name	**Address**	**Capital Contribution**	**% Ownership of Class A**	**% Ownership of Company**

Class A-2 Members

Name	**Address**	**Capital Contribution**	**% Ownership of Class A**	**% Ownership of Company**

Class A-3 Members

Name	**Address**	**Capital Contribution**	**% Ownership of Class A**	**% Ownership of Company**

Class B-1 Members

Name	Address	Capital Contribution	% Ownership of Class B	% Ownership of Company

Class B-2 Members

Name	Address	Capital Contribution	% Ownership of Class B	% Ownership of Company

Class B-3 Members

Name	Address	Capital Contribution	% Ownership of Class B	% Ownership of Company

Class D-1 Members

Name	Address	Capital Contribution	% Ownership of Class D	% Ownership of Company

Class D-2 Members

Name	Address	Capital Contribution	% Ownership of Class D	% Ownership of Company

Class C Members

Name	Address	Capital Contribution	% Ownership of Class C	% Ownership of Company
Brownwood A, LLC	2128 Arnold Way, Ste 9 Alpine, CA 91901	Services	62.5%	18.75%
EmKy Multifamily Investment Group LLC	7710 Albright Peak Dr. Las Vegas, NV 89166	Services	9.1%	2.73%
Neko Partners, LLC	172 Center Street Suite 202 Jackson, WY 83001	Services	14.7%	4.41%
Door Wizard, LLC	7733 Shore Haven Drive Las Vegas, NV 89128	Services	13.7%	4.11%

EXHIBIT "2"

Percentage Interests

Name of Member	Percentage Interest
Investor Class Members	***The Percentage Interest of the Investor Class Members collectively shall be 70%***
Class C Members	***The Percentage Interest of the Class C Members shall be 30%***

EXHIBIT "3"

Initial Manager(s)

Name	Address
3 Keys Communities Manager, LLC	7385 S Pecos Rd Las Vegas, Nevada 89120

EXHIBIT "4"

Preferred Allocations and Distributions

Allocations and Distributions From Operations

All distributions made to Investor Class Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter.

Net Cash Flow shall be allocated and distributed as follows:

First, 100% of Net Cash Flow shall be paid to Class A-1 and Class B-1 Members until they receive the 8% initial Class A-1/B-1 Preferred Return as defined.

Second, 100% of Net Cash Flow shall be paid to Class A-2 and Class B-2 Members until they receive the Class A-2/B-2 Preferred Return.

Third, 100% of Net Cash Flow shall be paid to Class A-3 and Class B-3 Members until they receive the Class A-3/B-3 Preferred Return.

Fourth, 100% of Net Cash Flow shall be paid to Class D-2 Members until they receive the Class D-2 Preferred Return.

Fifth, any remaining Net Cash Flow shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Allocations and Distributions From Capital Transaction Event

Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed as follows:

Net Capital Proceeds From a Refinance of the Property:

First, Class A-1 and Class B-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-1/B-1 Preferred Return.

Second, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return.

Third, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return.

Fourth, Class D-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-2 Preferred Return.

Fifth, Class A-1 and Class B-1 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Sixth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Seventh, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Eighth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Finally, any remaining Net Capital Proceeds shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return and a return of their initial Capital Contributions at a refinance of the Property, the Class A-1 and Class B-1 Members shall cease as Members of the Company.

In the event the Company is unable to refinance the Property for any reason, there is a chance Class A-1 and Class B-1 Members will remain as Members of the Company. If this were to occur, Class A-1 and Class B-1 Members will continue to receive priority distributions over Class A-2, A-3, B-2, B-3, C, and D Members until they receive the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions.

Net Capital Proceeds From a Sale of the Property:

In the event (i) at a refinance, all Investor Class Members Unrecovered Capital Contributions have been reduced to zero, (ii) the Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members have received a Five percent (5%) ARR during the years Six (6) through Ten (10) of ownership, and (iii) the Property is sold during or after year Nine (9) of ownership, Net Capital Proceeds shall be distributed as follows:

First, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return as defined.

Second, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return as defined.

Third, Class D-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-2 Preferred Return as defined.

Fourth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Fifth, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Sixth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Finally, any remaining Net Capital Proceeds shall be distributed 52.5% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 47.5% to Class C Members.

Depreciation

To the extent appropriate, the Company intends to accelerate depreciation and elect to use the cost segregation method of depreciation for land improvements and/or personal property associated with the Property. This will allow the Company to use a shorter depreciation schedule on some of the improvements and personal property.

In addition, to the extent possible, after consultation with the Company's certified public accountant, Sponsors intend to take losses (including, but not limited to depreciation) in proportion to their Class C Member ownership interest (i.e., 30%).

Further, in the event a Member is unable to take depreciation due to vehicle of investment, such allotted depreciation to said Member shall be reverted to the Class C Members and shall be distributed in proportion to their respective Class C Member ownership interests.

EXHIBIT "5"

Legal Descriptions

EXHIBIT B

PROSPECTIVE PURCHASER QUESTIONNAIRE